SUB-ITEM 77M:  Mergers

Pursuant to the Securities Act of 1933,
as amended, and the General Rules and
Regulations thereunder, a Registration
Statement on Form N-14, SEC File No. 333-
160716, was filed on Juyly 21, 2009.
This filing relates to an Agreement and Plan of Reorganization whereby Federated International
Leaders Fund (Surviving Fund), a
portfolio of Federated World Investment
Series, Inc., acquired all of the assets of Federated International Equity Fund (Acquired Fund), a portfolio of Federated
International Series, Inc., in exchange for shares of the Surviving Fund. Shares of the Surviving Fund were distributed on a pro rata basis to the shareholders of the Acquired
Fund in complete liquidation and termination of the Acquired Fund. As a result, effective November 20, 2009, each shareholder of the Acquired Fund became the owner of Surviving Fund shares having a total net asset value equal to the total net asset value of his or her holdings in the Acquired Fund.
The Agreement and Plan of Reorganization providing for the transfer of the assets of the Acquired Fund to the Surviving Fund was approved by the Board of Directors at their Regular Meeting held on May 15, 2009 and was also approved by Acquired Fund shareholders at a Regular Meeting held on May 15, 2009.
The Agreement and Plan of Reorganization for this merger is hereby incorporated by reference from the definitive Prospectus/
Proxy Statement filed with the SEC on
September 1, 2009.